UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934


                             AMERICAN SKIING COMPANY
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    029654308
                                    ---------
                                 (CUSIP Number)

                          Christopher L. Bennett, Esq.
                      Vice President, Legal and Secretary
                         Meristar Hotels & Resorts, Inc.
                            1010 Wisconsin Avenue NW
                             Washington, D.C. 20007
                                 (202) 965-4455
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 MARCH 22, 2001
                                 ---------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                        This document consists of 7 pages

CUSIP NO. 029654308

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MERISTAR HOTELS & RESORTS, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [_]
         (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF SHARES        7    SOLE VOTING POWER
          BENEFICIALLY OWNED                 - 0-
          BY EACH REPORTING        ---------------------------------------------
             PERSON WITH:          8    SHARED VOTING POWER
                                             - 0 - (1)
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
                                             -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             - 0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         - 0 - (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
(1) The reporting person previously reported beneficial ownership of 49,452,210 shares of common stock, par value $0.01 per share, of American Skiing Company because it was a party to a Voting and Recapitalization Agreement pursuant to which it had the power to direct the voting of those shares in favor of a merger transaction involving American Skiing and the reporting person. The beneficial ownership of those shares was reflected in a Schedule 13D filed by the reporting person on December 18, 2000. The Voting and Recapitalization Agreement has been terminated, so the reporting person no longer has beneficial ownership of those shares.

INTRODUCTION

         The Introduction of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         American Skiing Company, a Delaware corporation (the "Issuer"), MeriStar Hotels and Resorts Inc., a Delaware corporation ("MeriStar") and ASC Merger Sub, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("ASC Merger Sub") were parties to an Agreement and Plan of Merger dated December 8, 2000 and amended as of February 21, 2001 (as amended, the "Merger Agreement"). In connection with the Merger Agreement, Oak Hill Capital Partners, L.P., a Delaware limited partnership, Oak Hill Capital Management Partners, L.P., a Delaware limited partnership, Oak Hill Securities Fund, L.P., a Delaware limited partnership, Oak Hill Securities Fund II, L.P., a Delaware limited partnership, OHCP Ski, L.P., a Delaware limited partnership, Madeleine LLC, a New York limited liability company, Leslie B. Otten and the Albert Otten Trust f/b/o Mildred Otten, a trust organized under the laws of New Jersey (collectively the "Principal Shareholders"), the Issuer, MeriStar and ASC Merger Sub entered into a Voting and Recapitalization Agreement dated as of December 8, 2000 (the "ASC Voting/Recap Agreement"), which, among other things, gave MeriStar the power to direct the voting of the capital stock held by the Principal Shareholders with respect to the transactions contemplated by the Merger Agreement. As a result of the Voting and Recapitalization Agreement, MeriStar filed a Schedule 13D on December 18, 2000 (the "Schedule 13D"), reporting beneficial ownership of 49,452,210 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock").

         The Issuer, MeriStar and ASC Merger Sub have agreed, pursuant to a Termination Agreement dated as of March 22, 2001 (the "Termination Agreement"), to terminate the Merger Agreement. Upon termination of the Merger Agreement, the ASC Voting/Recap Agreement automatically terminated, and MeriStar no longer has the power to direct the voting or disposition of any of the Issuer's capital stock. A copy of the Termination Agreement is attached to this filing as Exhibit 1 and has also been filed with the SEC as an exhibit to MeriStar's current report on Form 8-K, dated March 29, 2001.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         This amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on December 18, 2001 by MeriStar, with respect to the shares of common stock, par value $0.01 per share (defined above as the "Common Stock"), of American Skiing Company, a Delaware corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at Sunday River Access Road, Bethel, Maine 04217.

         All capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Not applicable

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The reporting person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         (a) - (b) MeriStar beneficially owns no Common Stock. As a result of the termination of the Merger Agreement and the ASC Voting/Recap Agreement, MeriStar no longer has the power to direct the voting of the capital stock of the Principal Shareholders with respect to the transactions contemplated by the Merger Agreement. Any prior beneficial ownership is hereby disclaimed. The beneficial ownership of the Common Stock by the persons listed on Schedule 1 hereto is set forth on Schedule 1 hereto.

         (c) Other than entering into the Termination Agreement and terminating the Merger Agreement and the ASC Voting/Recap Agreement, neither MeriStar nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Common Stock during the past 60 days.

         (d)      Paragraph (d) of Item 5 is not applicable.

         (e) MeriStar ceased to be the beneficial owner of more than 5% of the Common Stock on March 22, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Termination Agreement, dated as of March 22, 2001, among the Issuer, MeriStar and ASC Merger Sub, incorporated herein by reference to Exhibit 2.1 to MeriStar's Current Report on Form 8-K dated March 29, 2001.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2001


                                   MERISTAR HOTELS & RESORTS, INC.


                                   By:  /s/  Christopher L. Bennett
                                        ----------------------------------
                                        Christopher L. Bennett
                                        Vice President, Legal and Secretary

                                   SCHEDULE 1
                                   ----------

               INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE
            OFFICERS AND DIRECTORS OF MERISTAR HOTELS & RESORTS, INC.
            ---------------------------------------------------------

         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of MeriStar. The business address of each director and executive officer of MeriStar is 1010 Wisconsin Avenue NW, Washington, D.C. 20007. Each of the directors and executive officers of MeriStar is a citizen of the United States.

-------------------------------------------------------------------------------------------------------------
    NAME OF OFFICER OR DIRECTOR          PRESENT PRINCIPAL OCCUPATION      COMMON STOCK BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------
Daniel L. Doctoroff                   Managing Partner at Oak Hill        None
(Director)                            Capital Management, Inc., the
                                      management company for a number
                                      of private investment funds.
-------------------------------------------------------------------------------------------------------------
Kent R. Hance                         Partner at Hance, Scarborough and   None
(Director)                            Wright, L.L.P., a law firm.
-------------------------------------------------------------------------------------------------------------
Steven D. Jorns                       Vice Chairman of MeriStar and       None
(Director)                            MeriStar Hospitality Corporation,
                                      a real estate investment trust
                                      specializing in hotel properties
                                      and Director of MeriStar
-------------------------------------------------------------------------------------------------------------
S. Kirk Kinsell                       President and CEO of MiCELL         None
(Director)                            Technologies, Inc. a developer
                                      and manufacturer of
                                      environmentally-friendly cleaning
                                      products
-------------------------------------------------------------------------------------------------------------
David E. McCaslin                     President of MeriStar               None
(Director)
-------------------------------------------------------------------------------------------------------------
James B. McCurry                      Partner at Bain & Company, an       None
(Director)                            international management
                                      consulting firm specializing in
                                      corporate strategy
-------------------------------------------------------------------------------------------------------------
Paul W. Whetsell                      Chief Executive Officer and         15,000 (in the form of options to
(Chairman)                            Chairman of the Board of MeriStar   purchase Common Stock)
                                      and MeriStar Hospitality
                                      Corporation
-------------------------------------------------------------------------------------------------------------
James R. Worms                        Managing Director at William E.     None
(Director)                            Simon & Sons L.L.C., a private
                                      investment firm and merchant bank
-------------------------------------------------------------------------------------------------------------
James A. Calder                       Chief Financial Officer of          None
                                      MeriStar
-------------------------------------------------------------------------------------------------------------
John E. Plunket                       Executive Vice President, Finance   None
                                      and Development
-------------------------------------------------------------------------------------------------------------
John Emery                            Chief Operating Officer of          None
                                      MeriStar Hospitality and Chief
                                      Investment Officer of MeriStar
-------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------


     EXHIBIT
       NO.        DESCRIPTION
       ---        -----------

         1 Termination Agreement, dated as of March 22, 2000, among the Issuer, MeriStar and ASC Merger Sub (incorporated by reference to Exhibit 2.1 to MeriStar's current report on Form 8-K filed on March 29, 2001).